UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HYATT HOTELS CORPORATION

(Name of Issuer)

Common Stock – Class A

(Title of Class of Securities)

448579102

(CUSIP Number)

November 4, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 448579102
1)	NAME OF REPORTING PERSONS ABU DHABI INVESTMENT AUTHORITY
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 4,757,200
	6)	SHARED VOTING POWER
	7)	SOLE DISPOSITIVE POWER 4,757,200
	8)	SHARED DISPOSITIVE POWER
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,757,200
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12)	TYPE OF REPORTING PERSON (See Instructions) OO

Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“Government”). ADIA is wholly owned and subject to supervision by the Government and has an independent legal identity with full capacity to act in fulfilling its statutory mandates and objectives.

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

HYATT HOTELS CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices:

71 South Wacker Drive – 12th Floor Chicago, Illinois 60606 United States

Item 2	(a)	Name of Person Filing:

Abu Dhabi Investment Authority

	(b)	Address of Principal Business Office or, if none, Residence:

211 Corniche Street P.O. Box 3600 Abu Dhabi, UAE

	(c)	Citizenship:

The Emirate of Abu Dhabi, United Arab Emirates

	(d)	Title of Class of Securities:

Common Stock – Class A

	(e)	CUSIP Number:

448579102

Item 3	Check appropriate box if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4	Ownership:

(a) Amount beneficially owned:

4,757,200

(b) Percent of class:

10.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

4,757,200

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

4,757,200

(iv) Shared power to dispose or to direct the disposition of:

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

9th December 2009

/S/ MOHAMMED DARWISH AL KHOURI	/S/ KHALAF AL NACHAS
Mohammed Darwish Al Khouri	Khalaf Al Nachas
Executive Director	Assistant Director